June 2012 Pricing Sheet dated June 29, 2012 relating to Preliminary Terms No. 199 dated June 18, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities, Commodities and Bonds

Market-Linked Notes with Past Performance Adjusted Contingent Coupon due July 6, 2015
Based on the Value of the Morgan Stanley ETF-MAP Index (Excess Return)

PRICING TERMS – JUNE 29, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$504,000
Pricing date:	June 29, 2012
Original issue date:	July 5, 2012 (3 business days after the pricing date)
Maturity date:	July 6, 2015
Underlying index:	Morgan Stanley ETF-MAP Index (Excess Return)
Contingent coupon:
If, on an annual determination date, the determination index value is greater than the initial index value and, after the first determination date, greater than the determination index value(s) on each previous determination date, the notes will pay a contingent coupon on the related contingent coupon payment date equal to:
stated principal amount × contingent coupon rate.
Investors will not receive any contingent coupon on an annual contingent coupon payment date unless the index closing value on the related determination date is greater than the initial index value AND greater than the closing value of the underlying index on each previous determination date, if any.

Contingent coupon rate:
With respect to each determination date, index percent change minus the sum of the contingent coupon rates, if any, for each of the previous determination dates. The contingent coupon rate will not be less than 0%.
See “Hypothetical Payout on the Notes” on page 4 of the accompanying preliminary terms.

Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal $10 plus any contingent coupon payable with respect to the final determination date.
Index percent change:	With respect to any determination date, (determination index value – initial index value) / initial index value
Initial index value:	995.65, which is the index closing value on the pricing date
Determination index value:	The index closing value on the applicable determination date
Determination dates:	The third business day preceding each scheduled contingent coupon payment date, subject to postponement for non-index business days and certain market disruption events
Contingent coupon payment dates:	July 5, 2013, July 5, 2014 and the maturity date.
CUSIP / ISN:	61755S370 / US61755S3702
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$10	$0.30	$9.70
Total	$504,000	$15,120	$488,880
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 199 dated June 18, 2012
Product Supplement for Equity-Linked Notes dated November 21, 2011
Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.